Exhibit 99.1

OPC Energy Ltd., a subsidiary of Kenon, prices Series B bonds offering

Singapore, October 6, 2020. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) is announcing that its subsidiary OPC Energy Ltd.’s (“OPC”) offering of Series B Bonds on the Tel Aviv Stock Exchange has been priced at a price per unit of NIS 1,052 ($308). OPC issued 555,555 units of NIS1,000 Series B Bonds, totalling NIS 584 million ($171 million).

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.